Exhibit 99.1

Sapiens Reports Third Quarter 2023 Financial Results

November 8, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the third quarter ended September 30, 2023.

Summary Results for Third Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q3 2023	Q3 2022	% Change	Q3 2023	Q3 2022	% Change
Revenue	$130.7	$119.0	9.8%	$130.8	$119.0	9.9%
Gross Profit	$56.0	$50.3	11.3%	$59.3	$53.5	10.7%
Gross Margin	42.8%	42.2%	60 bps	45.3%	45.0%	30 bps
Operating Income	$20.3	$16.6	22.4%	$24.1	$20.9	15.1%
Operating Margin	15.5%	13.9%	160 bps	18.4%	17.6%	80 bps
Net Income (*)	$15.9	$13.4	18.5%	$19.1	$16.9	13.1%
Diluted EPS	$0.28	$0.24	16.7%	$0.34	$0.30	13.3%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “In the third quarter, we delivered strong revenues growth, of 10% to reach $130.8 million, driven by growth in our European and North America regions.

New logo win momentum has been strong throughout the year and existing customer product expansion has also been healthy.

This quarter also saw further expansion in our operating margin to 18.4%, resulting in an operating profit of $24.1 million. As we have consistently done throughout 2023, we remained committed to executing our growth strategy across diverse regions and product categories. With a multitude of growth drivers at our disposal, including regional and product diversification, Sapiens is strategically positioned for both future growth and profitability.”

Mr. Al-Dor continued, “We are heartbroken by the war taking place in Israel, and our thoughts are with all who are impacted by these brutal terror attacks. Despite the recent tragic events in Israel, our global business has continued to run smoothly, thanks to our dedicated global employee base. During this period, we have received support from our customers, prospects, the investment community, partners, and employees. We deeply appreciate the support during this challenging time.”

In commenting on the company’s outlook, Mr. Al-Dor stated, “Today, we are reiterating our 2023 full-year Non-GAAP revenue guidance of $511 – $516 million and increasing our full year 2023 Non-GAAP operating margin guidance from 18.0% – 18.2% to a range of 18.2% - 18.3%.”

Management will host a conference call and webcast today, November 8, 2023 at 9:30 a.m. Eastern Time (4:30 pm in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be accessed at: https://veidan.activetrail.biz/sapiensq3-2023. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investor Contacts Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	130,705	118,996	383,725	355,273
Cost of revenue	74,753	68,721	220,080	205,415

Gross profit	55,952	50,275	163,645	149,858

Operating expenses:
Research and development, net	16,028	14,804	47,391	43,405
Selling, marketing, general and administrative	19,659	18,919	57,475	56,443
Total operating expenses	35,687	33,723	104,866	99,848

Operating income	20,265	16,552	58,779	50,010

Financial and other expenses (income), net	551	(82)	2,310	2,038
Taxes on income	3,710	2,893	10,627	8,342

Net income	16,004	13,741	45,842	39,630

Attributable to non-controlling interest	132	348	371	401

Net income attributable to Sapiens’ shareholders	15,872	13,393	45,471	39,229

Basic earnings per share	0.29	0.25	0.82	0.72

Diluted earnings per share	0.28	0.24	0.82	0.71

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,397	55,124	55,251	55,109

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,813	55,581	55,657	55,595

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	130,705	118,996	383,725	355,273
Valuation adjustment on acquired deferred revenue	55	23	165	69
Non-GAAP revenue	130,760	119,019	383,890	355,342

GAAP gross profit	55,952	50,275	163,645	149,858
Revenue adjustment	55	23	165	69
Amortization of capitalized software	1,418	1,442	4,274	4,323
Amortization of other intangible assets	1,835	1,806	5,531	5,446
Non-GAAP gross profit	59,260	53,546	173,615	159,696

GAAP operating income	20,265	16,552	58,779	50,010
Gross profit adjustments	3,308	3,271	9,970	9,838
Capitalization of software development	(1,638)	(1,492)	(4,975)	(4,859)
Amortization of other intangible assets	1,074	1,269	3,234	3,668
Stock-based compensation	1,038	1,141	2,960	3,201
Acquisition-related costs *)	11	161	21	561
Non-GAAP operating income	24,058	20,902	69,989	62,419

GAAP net income attributable to Sapiens’ shareholders	15,872	13,393	45,471	39,229
Operating income adjustments	3,793	4,350	11,210	12,408
Taxes on income	(585)	(872)	(1,738)	(2,489)
Non-GAAP net income attributable to Sapiens’ shareholders	19,080	16,871	54,943	49,148

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

GAAP operating profit	20,265	16,552	58,779	50,010

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	55	23	165	69
Amortization of capitalized software	1,418	1,442	4,274	4,323
Amortization of other intangible assets	2,909	3,075	8,765	9,114
Capitalization of software development	(1,638)	(1,492)	(4,975)	(4,859)
Stock-based compensation	1,038	1,141	2,960	3,201
Compensation related to acquisition and acquisition-related costs	11	161	21	561

Non-GAAP operating profit	24,058	20,902	69,989	62,419

Depreciation	719	1,134	2,750	3,208

Adjusted EBITDA	24,777	22,036	72,739	65,627

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Revenues	130,760	128,354	124,776	119,486	119,019
Gross profit	59,260	57,992	56,363	53,774	53,546
Operating income	24,058	23,417	22,514	21,058	20,902
Adjusted EBITDA	24,777	24,393	23,569	22,092	22,036
Net income to Sapiens’ shareholders	19,080	18,610	17,253	18,022	16,871

Diluted earnings per share	0.34	0.33	0.31	0.32	0.30

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

North America	54,848	52,116	50,371	50,801	49,555
Europe	64,662	62,960	64,572	56,910	56,887
Rest of the World	11,250	13,278	9,833	11,775	12,577

Total	130,760	128,354	124,776	119,486	119,019

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	87,356	74,950	251,757	222,539
Pre-production implementation services (**)	43,404	44,069	132,133	132,803

Total Revenues	130,760	119,019	383,890	355,342

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	46,053	41,369	133,339	119,414
Pre-production implementation services (**)	13,207	12,177	40,276	40,282

Total Gross profit	59,260	53,546	173,615	159,696

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	52.7%	55.2%	53.0%	53.7%
Pre-production implementation services (**)	30.4%	27.6%	30.5%	30.3%

Gross Margin	45.3%	45.0%	45.2%	44.9%

(*)	Software products and re-occurring post-production services include mainly term license, maintenance, cloud solutions, subscription, and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Cash-flow from operating activities	3,988	14,603	22,188	14,430	4,405
Increase in capitalized software development costs	(1,638)	(1,679)	(1,658)	(1,238)	(1,492)
Capital expenditures	(696)	(775)	(634)	(400)	(1,047)
Free cash-flow	1,654	12,149	19,896	12,792	1,866

Cash payments attributed to acquisition-related costs(*) (**)	-	-	30	1,100	-

Adjusted free cash-flow	1,654	12,149	19,926	13,892	1,866

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	97,061	160,285
Short-term bank deposit	75,400	20,000
Trade receivables, net and unbilled receivables	98,833	93,382
Other receivables and prepaid expenses	19,093	11,640
Total current assets	290,387	285,307

LONG-TERM ASSETS
Property and equipment, net	11,046	12,021
Severance pay fund	3,383	3,996
Goodwill and intangible assets, net	305,225	319,661
Operating lease right-of-use assets	23,713	33,688
Other long-term assets	16,399	13,671
Total long-term assets	359,766	383,037

TOTAL ASSETS	650,153	668,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,508	9,415
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	73,258	76,962
Current maturities of operating lease liabilities	6,919	9,063
Deferred revenue	31,120	30,720
Total current liabilities	139,601	145,956

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	39,526	59,275
Deferred tax liabilities	10,716	11,363
Other long-term liabilities	12,499	13,312
Long-term operating lease liabilities	21,006	28,432
Redeemable non-controlling interest	82	89
Accrued severance pay	7,004	7,063
Total long-term liabilities	90,833	119,534

EQUITY	419,719	402,854

TOTAL LIABILITIES AND EQUITY	650,153	668,344

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Nine months ended September 30,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	45,842	39,630
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	15,789	16,645
Accretion of discount on Series B Debentures	47	61
Capital loss from sale of property and equipment	83	27
Stock-based compensation related to options issued to employees	2,960	3,201

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(8,698)	(21,386)
Decrease in deferred tax liabilities, net	(1,410)	(978)
Decrease (increase) in other operating assets	(4,107)	5,475
Increase (decrease) in trade payables	(616)	7,527
Decrease in other operating liabilities	(10,110)	(15,122)
Increase (decrease) in deferred revenues	363	(5,686)
Increase in accrued severance pay, net	636	(44)
Net cash provided by operating activities	40,779	29,350

Cash flows from investing activities:
Purchase of property and equipment	(2,145)	(2,334)
Investment in deposits	(55,379)	(133)
Proceeds from sale of property and equipment	40	31
Payments for business acquisitions, net of cash acquired	-	(3,467)
Capitalized software development costs	(4,975)	(4,859)
Acquisition of intellectual property	(177)	-
Net cash used in investing activities	(62,636)	(10,762)

Cash flows from financing activities:
Proceeds from employee stock options exercised	4,755	-
Distribution of dividend	(28,144)	(38,579)
Repayment of Series B Debenture	(19,796)	(19,796)
Dividend to non-controlling interest	(47)	-
Net cash used in financing activities	(43,232)	(58,375)

Effect of exchange rate changes on cash and cash equivalents	1,865	(3,540)

Decrease in cash and cash equivalents	(63,224)	(43,327)
Cash and cash equivalents at the beginning of period	160,285	190,243

Cash and cash equivalents at the end of period	97,061	146,916

Debentures Covenants

As of September 30, 2023, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $417.2 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (36.68) %.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.19).